                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K





(Mark One)

{ X } ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the fiscal year ended  December 31, 1997.
                           ------------------

                                       OR

{   }    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         AND EXCHANGE ACT OF 1934

For the transition period from ________________  to  _________________



Commission file number   0-16668         .
                         -----------------

         A.       Full title of the plan and the address of the plan:

                  WSFS Financial Corporation
                  401(k) Savings and Retirement Plan
                  838 Market Street
                  Wilmington, DE  19899

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  WSFS Financial Corporation
                  838 Market Street
                  Wilmington, DE  19899

                              REQUIRED INFORMATION




The audited financial statements required are incorporated herein by reference from the Financial Statements and Supplemental Information, December 31, 1997, attached as Exhibit 1.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                WSFS Financial Corporation
                                           401(k) Savings and Retirement Plan




DATE:          June 25, 1998                       /s/  Vicki Myoda
                                           -------------------------------------
                                                         Vicki Myoda
                                                      Plan Administrator

                                    EXHIBIT 1

                           WSFS FINANCIAL CORPORATION
                       401(K) SAVINGS AND RETIREMENT PLAN

                Financial Statements and Supplemental Information

                           WSFS FINANCIAL CORPORATION
                       401(k) SAVINGS AND RETIREMENT PLAN

                Financial Statements and Supplemental Information
                           for the Year Ended 12/31/97

                           WSFS FINANCIAL CORPORATION

                       401(k) SAVINGS AND RETIREMENT PLAN

                              Financial Statements
                                       and
                            Supplemental Information

                                      Index

                                                                         Page(s)
                                                                         -------

Report of Independent Auditors      ....................................  1

Financial Statements:

         Statements of Net Assets Available for Benefits................  2-3

         Statements of Changes in Net Assets Available for Benefits.....  4-6

         Notes to Financial Statements..................................  7-15

Supplemental Information:

         Schedule I - Item 27a:  Schedule of Assets held for Investment
                                 Purposes...............................  16

         Schedule II - Item 27d: Schedule of Reportable Transactions....  17

                         REPORT OF INDEPENDENT AUDITORS


To the Participants and
Administrator of the
WSFS Financial Corporation
401(k) Savings and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the 401(k) Savings and Retirement Plan of WSFS Financial Corporation (the
Plan) for the years ended December 31, 1997 and 1996 and the related statements of changes in net assets available for benefits for each of the years in the three year period then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 1997 and 1996 financial statements referred to above present fairly, in all material respects, the information regarding the Plan's net assets available for benefits as of December 31, 1997 and 1996, and changes in net assets therein for the years then ended in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the 1997 basic financial statements taken as a whole. The supplemental information included in the schedules of assets held for investment purposes and reportable transactions is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA). The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The 1997 supplemental information and fund information have been subjected to the auditing procedures applied in the audit of the 1997 basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1997 basic financial statements taken as a whole.

/s/ KPMG Peat Marwick, LLP
-------------------------------------
April 27 , 1998
Philadelphia, Pennsylvania

                           WSFS FINANCIAL CORPORATION
                       401(k) SAVINGS AND RETIREMENT PLAN
                 Statement of Net Assets Available for Benefits
                                December 31, 1997


                                        Schwab Instit.  Strong Gov't                 Dreyfus         Dreyfus           Janus
                                       Advantage Money   Securities    Oakmark    Appreciation    Small Co. Value    Worldwide
                                             Fund           Fund        Fund           Fund              Fund          Fund
                                       ---------------  ------------   -------    ------------    ---------------    ---------
Assets:
Investments, at fair value..........      $1,239,532    $  934,568    $1,590,787   $1,469,158      $1,080,625        $  595,762
Receivables:
    Accrued income .................             464
    Loans to participants ..........
    Employer contributions and other
                                          ----------    ----------    ----------   ----------      ----------        ----------
Net assets available for benefits...      $1,239,996    $  934,568    $1,590,787   $1,469,158      $1,080,625        $  595,762
                                          ==========    ==========    ==========   ==========      ==========        ==========






                                                        WSFS
                                        Vanguard      Financial
                                        Index 500      Common        Loan
                                           Fund      Stock Fund      Fund           Total
                                        ---------    ----------      ----           -----
Assets:
Investments, at fair value..........    $  210,631  $9,659,660                  $16,780,723
Receivables:
    Accrued income .................                                                    464
    Loans to participants ..........                                623,716         623,716
    Employer contributions and other                    70,070                       70,070
                                        ----------  ----------     --------     -----------
Net assets available for benefits...    $  210,631  $9,729,730     $623,716     $17,474,973
                                        ==========  ==========     ========     ===========




The accompanying notes are an integral part of these financial statements.

                           WSFS FINANCIAL CORPORATION
                       401(k) SAVINGS AND RETIREMENT PLAN
                 Statement of Net Assets Available for Benefits
                                December 31, 1996




                                           Money Market          Bond             Large Cap         Small Capital
                                               Fund              Fund           Stock  Fund             Fund
                                           ------------          ----           -----------         -------------

Assets:
Investments, at fair value..........        $1,201,368        $  905,415          $2,328,237         $  980,752
Receivables:
    Accrued income (loss)...........               (33)               80                 (75)                15
    Loans to participants...........
                                            ----------        ----------          ----------         ----------
    Net assets available for benefits       $1,201,335        $  905,495          $2,328,162         $  980,767
                                            ==========        ==========          ==========         ==========





                                                                   WSFS
                                                                 Financial
                                            International      Common Stock
                                                Fund               Fund             Loan Fund         Total
                                            -------------      ------------         ---------         -----

Assets:
Investments, at fair value..........          $ 510,954           $5,100,113                        $11,026,839
Receivables:
    Accrued income (loss)...........                 14                  203                                204
    Loans to participants...........                                                $  435,406          435,406
                                            ----------        ----------          ----------         ----------
    Net assets available for benefits        $  510,968           $5,100,316        $  435,406      $11,462,449
                                             ==========           ==========        ==========      ===========

The accompanying notes are an integral part of these financial statements.

                           WSFS FINANCIAL CORPORATION
                       401(k) SAVINGS AND RETIREMENT PLAN
            Statement of Changes in Net Assets Available for Benefits
                          Year Ended December 31, 1997


                                       Schwab Instit.                                                Dreyfus
                                         Advantage      Strong Gov't                   Dreyfus       Small Co.        Janus
                                           Money         Securities       Oakmark    Appreciation      Value        Worldwide
                                           Fund            Fund            Fund          Fund          Fund            Fund
                                       -----------      ----------      ----------    ----------    ----------     -----------


Additions to net assets attributed to:
Investment Income:
    Net realized and unrealized
    appreciation (depreciation)
    in fair value of investments....                    $   22,805      $   46,106    $   44,824    $   60,077     $   (38,786)
Interest and dividends..............   $    29,567          25,154          88,940        13,972        20,349          40,639
                                       -----------      ----------      ----------    ----------    ----------     -----------
                                            29,567          47,959         135,046        58,796        80,426           1,853
                                       -----------      ----------      ----------    ----------    ----------     -----------

Contributions:
    Employer........................        13,209           5,316           6,458         5,875         6,112           5,239
    Employee........................        22,321          20,683          30,035        34,614        26,592          24,849
                                       -----------      ----------      ----------    ----------    ----------     -----------
                                            35,530          25,999          36,493        40,489        32,704          30,088
                                       -----------      ----------      ----------    ----------    ----------     -----------

Transfers from other qualified plans
    on behalf of participants.......           828           1,870          17,320        18,243         5,382             828
                                       -----------      ----------      ----------    ----------    ----------     -----------

Total additions.....................        65,925          75,828         188,859       117,528       118,512          32,769
                                       -----------      ----------      ----------    ----------    ----------     -----------


Participant withdrawals from
  net assets........................       (93,614)        (65,931)        (73,142)      (77,831)      (71,888)        (25,782)
Interfund transfers ................     1,281,643         926,215       1,487,403     1,447,434     1,033,631         590,353
Net transfers to loan fund .........       (13,958)         (1,544)        (12,333)      (17,973)          370          (1,578)
                                       -----------      ----------      ----------    ----------    ----------     -----------


Net increase (decrease).............     1,239,996         934,568       1,590,787     1,469,158     1,080,625         595,762
Net assets available for benefits
  Beginning of year ................
                                       -----------      ----------      ----------    ----------    ----------     -----------

End of year  .......................    $1,239,996      $  934,568      $1,590,787    $1,469,158    $1,080,625     $   595,762
                                       ===========      ==========      ==========    ==========    ==========     ===========




                                                                             Large
                                         Vanguard    Money                   Cap         Small
                                         Index 500   Market      Bond        Stock        Cap     International
                                           Fund      Fund        Fund        Fund        Fund      Stock Fund
                                         ---------   ------      ----        -----       -----    -------------


Additions to net assets attributed to:
Investment Income:
    Net realized and unrealized
    appreciation (depreciation)
    in fair value of investments....    $    7,002               $12,050    $ 392,315   $  105,865    $ 71,279
Interest and dividends..............         2,796    $35,082     10,000
                                        ----------    -------    -------    ---------   ----------    --------
                                             9,798     35,082     22,050      392,315      105,865      71,279
                                        ----------    -------    -------    ---------   ----------    --------

Contributions:
    Employer........................         2,808     14,278      5,935       10,350        6,137       4,790
    Employee........................        11,983     28,116     15,538       48,399       29,725      21,183
                                        ----------    -------    -------    ---------   ----------    --------
                                            14,791     42,394     21,473       58,749       35,862      25,973
                                        ----------    -------    -------    ---------   ----------    --------

Transfers from other qualified plans
    on behalf of participants.......        18,329     35,631                 221,066
                                        ----------    -------    -------    ---------   ----------    --------

Total additions.....................        42,918    113,107     43,523      672,130      141,727      97,252
                                        ----------    -------    -------    ---------   ----------    --------


Participant withdrawals from
  net assets........................        (7,602)   (66,980)   (35,544)     (84,824)     (67,595)    (11,154)
Interfund transfers ................       176,331 (1,236,499)  (889,570)  (2,891,310)  (1,041,853)   (594,519)
Net transfers to loan fund .........        (1,016)   (10,963)   (23,904)     (24,158)     (13,046)     (2,547)
                                        ----------    -------    -------    ---------   ----------    --------


Net increase (decrease).............       210,631 (1,201,335)  (905,495)  (2,328,162)    (980,767)   (510,968)
Net assets available for benefits
  Beginning of year ................                1,201,335    905,495    2,328,162      980,767     510,968
                                        ----------    -------    -------    ---------   ----------    --------

End of year  .......................     $ 210,631 $            $         $             $            $
                                        ========== ==========   ========  ===========   ==========   =========




                                            WSFS
                                          Financial
                                           Common
                                            Stock      Loan
                                            Fund       Fund          Total
                                          ---------    ----          -----


Additions to net assets attributed to:
Investment Income:
    Net realized and unrealized
    appreciation (depreciation)
    in fair value of investments....       $4,825,472              $ 5,549,009
Interest and dividends..............                    $ 90,797       357,296
                                           ----------   --------    ----------
                                           $4,825,472     90,797     5,906,305
                                           ----------   --------    ----------

Contributions:
    Employer........................          717,331          0       803,838
    Employee........................          106,998          0       421,036
                                           ----------   --------    ----------
                                              824,329          0     1,224,874
                                           ----------   --------    ----------

Transfers from other qualified plans
    on behalf of participants.......           64,656                  384,153
                                           ----------   --------    ----------

Total additions.....................        5,714,457     90,797     7,515,332
                                           ----------   --------    ----------


Participant withdrawals from
  net assets........................         (712,226)  (108,695)   (1,502,808)
Interfund transfers ................         (289,259)
Net transfers to loan fund .........          (83,558)   206,208
                                           ----------   --------    ----------


Net increase (decrease).............        4,629,414    188,310     6,012,524
Net assets available for benefits
  Beginning of year ................        5,100,316    435,406    11,462,449
                                           ----------   --------    ----------

End of year  .......................       $9,729,730   $623,716   $17,474,973
                                           ==========  =========   ===========



The accompanying notes are an integral part of these financial statements.

                           WSFS FINANCIAL CORPORATION
                       401(k) SAVINGS AND RETIREMENT PLAN
            Statement of Changes in Net Assets Available for Benefits
                          Year Ended December 31, 1996





                                           Money Market         Bond            Large Cap         Small Capital
                                               Fund             Fund            Stock Fund            Fund
                                           ------------         ----           -----------         ------------
Additions to net assets attributed to:
Investment Income:
    Net realized and unrealized
     appreciation in fair value of
     investments....................                         $   20,244        $  437,665         $   181,293
    Interest and dividends..........         $  66,786              (23)              140                 177
                                             ---------       ----------        ----------         -----------
                                                66,786           20,221           437,805             181,470
                                             ---------       ----------        ----------         -----------

Contributions:
    Employer........................            31,399           17,045            26,954              16,916
    Employee........................            59,479           49,314           122,255              93,459
                                             ---------       ----------        ----------         -----------
                                                90,878           66,359           149,209             110,375
                                             ---------       ----------        ----------         -----------

Transfers from other qualified plans
    on behalf of participants......                                                 6,166
                                             ---------       ----------        ----------         -----------

Total additions ....................           157,664           86,580           593,180             291,845
                                             ---------       ----------        ----------         -----------

Participant withdrawals from
    net assets......................          (226,291)        (128,173)         (248,021)           (240,178)
Interfund transfers and
    employee contributions..........            81,777          (22,143)          189,026              72,354
Net transfers to loan fund .........           (25,794)          (5,688)            3,914              43,174
                                             ---------       ----------        ----------         -----------

Net increase (decrease).............           (12,644)         (69,424)          538,099             167,195

Net assets available for benefits:
    Beginning of year...............         1,213,979          974,919         1,790,063             813,572
                                             ---------       ----------        ----------         -----------

    End of year ....................        $1,201,335       $  905,495        $2,328,162          $  980,767
                                            ==========       ==========        ==========          ==========


                                                                WSFS
                                                              Financial
                                           International       Common              Loan
                                               Fund          Stock Fund            Fund         Total
                                           -------------     ----------            ----         -----
Additions to net assets attributed to:
Investment Income:
    Net realized and unrealized
     appreciation in fair value of
     investments....................        $  44,602           $  409,839                   $1,093,643
    Interest and dividends..........              313              104,380     $  50,666        222,439
                                            ---------           ----------     ---------     ----------
                                               44,915              514,219        50,666     1,316,082
                                            ---------           ----------     ---------     ----------

Contributions:
    Employer........................           14,413              547,745                      654,472
    Employee........................           58,460              103,645                      486,612
                                            ---------           ----------     ---------     ----------
                                               72,873              651,390                    1,141,084
                                            ---------           ----------     ---------     ----------

Transfers from other qualified plans
    on behalf of participants......                                 70,748                       76,914
                                            ---------           ----------     ---------     ----------

Total additions ....................          117,788            1,236,357        50,666      2,534,080
                                            ---------           ----------     ---------     ----------

Participant withdrawals from
    net assets......................          (94,665)            (735,020)      (65,655)    (1,738,003)
Interfund transfers and
    employee contributions..........           10,353             (331,367)
Net transfers to loan fund .........            3,650              (61,058)       41,802
                                            ---------           ----------     ---------     ----------

Net increase (decrease).............           37,126              108,912        26,813        796,077

Net assets available for benefits:
    Beginning of year...............          473,842            4,991,404       408,593     10,666,372
                                            ---------           ----------     ---------     ----------

    End of year ....................        $ 510,968           $5,100,316     $ 435,406    $11,462,449
                                            =========           ==========      =========   ===========




The accompanying notes are an integral part of these financial statements.

                           WSFS FINANCIAL CORPORATION
                       401(k) SAVINGS AND RETIREMENT PLAN
            Statement of Changes in Net Assets Available for Benefits
                          Year Ended December 31, 1995




                                           Money Market        Bond            Large Cap      Small Capital
                                               Fund            Fund          Stock  Fund          Fund
                                           ------------        ----          -----------      -------------
Additions to net assets attributed to:
  Investment Income:
   Net realized and unrealized
    appreciation in fair value of
    investments ....................                          $156,027          $451,398          $152,993
   Interest and dividends...........       $    76,361             352             3,559             5,666
                                           -----------        --------          --------          --------
                                                76,361         156,379           454,957           158,659
                                           -----------        --------          --------          --------

Contributions:
    Employer .......................            34,476          18,599            27,264            23,071
    Employees.......................            73,379          60,810           124,988           106,213
                                           -----------        --------          --------          --------
                                               107,855          79,409           152,252           129,284
                                           -----------        --------          --------          --------

Transfers from other qualified plans
    on behalf of participants.......                                                 714             1,260
                                           -----------        --------          --------          --------

Total additions.....................           184,216         235,788           607,923           289,203
                                           -----------        --------          --------          --------

Participant withdrawals from
    net assets .....................          (158,307)        (65,851)         (119,908)          (18,804)
Interfund transfers and
    employee contributions .........           (12,234)         17,296            23,754            (7,960)
Net transfers to loan fund..........            18,354         (11,970)          (16,848)           (9,641)
                                           -----------        --------          --------          --------

    Net increase ...................            32,029         175,263           494,921           252,798

Net assets available for benefits:
    Beginning of year...............         1,181,950         799,656         1,295,142           560,774
                                           -----------        --------          --------          --------

    End of year.....................        $1,213,979      $  974,919        $1,790,063        $  813,572
                                           ===========      ==========        ==========        ==========



                                                               WSFS
                                                             Financial
                                           International     Common
                                               Fund          Stock Fund         Loan Fund         Total
                                           -------------     ----------         ---------         -----
Additions to net assets attributed to:
  Investment Income:
   Net realized and unrealized
    appreciation in fair value of
    investments ....................            $38,946       $2,280,760                        $3,080,124
   Interest and dividends...........                (56)         106,199      $    37,681          229,762
                                                -------       ----------      -----------       ----------
                                                 38,890        2,386,959           37,681        3,309,886
                                                -------       ----------      -----------       ----------

Contributions:
    Employer .......................             17,583        1,210,122                         1,331,115
    Employees.......................             77,279           81,292                           523,961
                                                -------       ----------      -----------       ----------
                                                 94,862        1,291,414                         1,855,076
                                                -------       ----------      -----------       ----------

Transfers from other qualified plans
    on behalf of participants.......                357            8,376                            10,707
                                                -------       ----------      -----------       ----------

Total additions.....................            134,109        3,686,749           37,681        5,175,669
                                                -------       ----------      -----------       ----------

Participant withdrawals from
    net assets .....................            (11,859)        (301,612)         (14,189)        (690,530)
Interfund transfers and
    employee contributions .........            (61,137)         181,067                           140,786
Net transfers to loan fund..........              8,891           (6,191)          17,405
                                                -------       ----------      -----------       ----------

    Net increase ...................             70,004        3,560,013           40,897        4,625,925

Net assets available for benefits:
    Beginning of year...............            403,838        1,431,391          367,696        6,040,447
                                                -------       ----------      -----------       ----------

    End of year.....................         $  473,842       $4,991,404       $  408,593      $10,666,372
                                             ==========       ==========      ===========      ===========



The accompanying notes are an integral part of these financial statements.

                           WSFS FINANCIAL CORPORATION
                       401(k) SAVINGS AND RETIREMENT PLAN
                          Notes to Financial Statements


Note 1 - Description of Plan:

The purpose of the Plan is to encourage and assist employees in following a systematic savings program suited to their individual long-term financial objectives. The Plan is subject to the provisions of the Employees Retirement Income Security Act of 1974 (ERISA). The following description of the WSFS Financial Corporation 401(k) Savings and Retirement Plan (the "Plan"), provides only general information. Participants should refer to the Plan Agreement or the Summary Plan Description for a more complete description of the Plan's provisions.

     Plan Amendment:

Effective July 1, 1997, the Plan was amended to change the Trustee from Wilmington Trust Company to the Charles Schwab Trust Company. In addition, the amendement established the WSFS Base Profit-Sharing Contribution to replace the Discretionary Profit-Sharing, modified the vesting schedule, and revised the employer matching contribution program. Each of these amendments is discussed further in the captions that follow.

     Eligibility:

All full- and part-time employees of WSFS Financial Corporation or its subsidiaries ("the Employers") who were employed on or before June 30, 1993 were eligible to participate on the first of the month following 90 days of service. Employees hired after June 30, 1993 are eligible to participate following the completion of one year of continuous employment, 1,000 hours of service and attainment of age 21.

     Contributions:

Participants may authorize the Employers to make payroll deductions under the Plan from 1% to 15% of their total compensation not to exceed $9,500 in 1997. The percentage contribution may be increased, decreased, revoked or resumed at any time during the year. Such changes are effective as of the next pay period. Contributions made by participants are credited to their individual accounts and are made on a pre-tax basis assuming applicable regulations set forth in the Internal Revenue Code are satisfied.

All contributions made by the Employers on participants' behalf are also on a pre-tax basis. The Employers' contributions to the Plan are made monthly and comprise the following:

1. Company Matching Contribution - An employer matching contribution program was implemented effective July 1, 1993, under which the Company matched 25% of the employees' contribution up to 6%. This matching contribution program was amended effective July 1, 1997 such that the Company matches 100% of the employee's contribution up to 5% of total compensation. The matching contribution is in the form of WSFS Financial Corporation common stock.

2. Employer Base Profit Sharing Contribution - Effective July 1, 1993, the Company implemented a profit sharing program. The program was amended and effective as of July 1, 1997. The contribution for each eligible participant is calculated as a fixed percentage of the participant's total compensation. Prior to that the contribution was calculated on a pro-rata basis of the Participant's compensation in relation to the total compensation of all participants. The profit sharing contribution is in the form of WSFS Financial Corporation common stock and consists of two parts:

           o   Base Contribution         - Awarded quarterly based on the fixed
                                           percentage established at the
                                           beginning of the year.

           o   Supplemental Contribution - Awarded at year-end or shortly thereafter in the event the Company
                                           equaled or exceeded budgeted targets
                                           for the entire year.

     For the year ended December 31, 1997, no Supplemental Contribution was made. During the years ended December 31, 1996 and 1995, the Board of Directors approved a Supplemental Contribution of $140,000 and $734,000 respectively to the 401(K) Plan. The contribution was invested in WSFS Financial Corporation common stock and distributed to the Plan as of December 31, 1996 and 1995. The distribution to Plan participants was calculated according to the formula discussed above.

3. Excess Flexible Benefit Funds - Under the Employers' BeneFlex programs, employees are provided a fixed amount of funds by the Employer which can be used to purchase optional employee benefits. In lieu of purchasing such benefits, employees may direct all or part of these funds to be contributed to the Plan on their behalf.

     Participants' accounts:

Participants' accounts are credited for their contributions and the Employers' contribution made on their behalf. Participants' accounts are also credited with an allocation of the earnings or losses of the Plan fund in which each participant's account is invested based upon the change in unit share price of all funds and for the money market fund upon the ratio of the account balance to the total of all participants' account balances in that fund.

     Vesting:

All employee contributions are 100% vested and are not subject to forfeiture for any reason. Employer contributions which are forfeited by participants reduce future Employer contributions. Employer's contributions were vested immediately for employees who enrolled in the Plan prior to June 30, 1993. The Plan's vesting schedule was amended as of July 1, 1997. The new vesting schedule applies to all participants who enrolled in the Plan after June 30, 1993. The table below shows the vesting schedule (old and amended) for employees who enrolled in the Plan after June 30, 1993.

                                                                 Vested
                                         Vested               Percentages
                    Year of            Percentages              Prior to
                    Service            as Amended               Amendment
                    -------            ----------               ---------

                     0-1                  20%                        0%
                       2                  40%                        0%
                       3                  60%                       20%
                       4                  80%                       40%
                       5                 100%                       60%
                       6                    -                       80%
                       7                    -                      100%

     Withdrawals:

Participants' accounts are segregated between pre-January 1, 1988 and post-January 1, 1988 contributions. Employee contributions made subsequent to January 1, 1988 are made on a pre-tax basis and withdrawals are subject to tax and, in certain instances, penalty. Effective January 1, 1993, the Plan is required to withhold federal income taxes at a flat rate of 20% on the taxable portion of withdrawals that are not directly rolled over into an Individual Retirement Account (IRA) or another qualified retirement plan. This withholding tax does not apply to minimum distributions and annuity payments. Participant interest payments on loans, which are recorded as earnings, are made on a post-tax basis.

Under the Plan, participants may request hardship withdrawals of vested contributions (but not income earned on contributions after December 31, 1988) which must be approved by the Employee Benefits Committee and can only be made for one of the following reasons:


     1. Purchase of primary residence of the participant
     2. Preservation of primary residence
     3. Certain medical expenses of a participant or their dependents
     4. Tuition for the next semester or quarter of post-secondary education of the employee, spouse or dependents.

Hardship withdrawals are subject to applicable withholding taxes.

     Loan provision:

Under the Plan, participants may obtain loans up to 50% of their vested account balance with a minimum loan of $1,000 and a maximum loan of $50,000. The interest rate on loans is 10%. Interest paid on the loan is added to the participant's account balance. Loans are secured by the participant's interest in the Plan.

     Investment funds:

Eight investment funds have been established effective July 1, 1997 with Charles Schwab Trust Company (CSTC or Trustee) for the investment of participant's and Employer contributions. The Charles Schwab Trust Company replaced the Wilmington Trust Company as Trustee. The funds offered by CSTC replaced those offered by Wilmington Trust Company at the time of the change in Trustee.

All contributions are allocated to the investment fund in accordance with the participant's individual investment election. Participants may elect to invest in increments of not less than 5% in any of the eight different funds. Participants may change their investment elections monthly. The Trustee is authorized to invest and reinvest the contributions allocated to each of the investment funds, including all sales proceeds, investment income and other payments received. A general description of the investments maintained in each fund is described below.

Funds as of July 1, 1997 are as follows:

     Schwab Institutional Advantage Money Fund - This fund is designed for investors who seek maximum current income consistent with liquidity and stability of capital. The Fund invests in high-quality, short-term debt securities; CD's; commercial paper, obligations of, or guaranteed by, the U.S. government, and repurchase agreements.

     Strong Government Securities Fund - This fund invests for a high level of current income with a moderate degree of share-price fluctuation. It is designed for long-term investors who want to pursue higher income than shorter-term securities generally provide. It invests at least 80% if its total assets in AAA-rated U.S. Government securities and normally maintains an average maturity between five and ten years. An investment in this Fund is neither insured nor guaranteed by the U.S. Government.

     Oakmark Fund - This fund seeks long-term capital appreciation by investing primarily in equity securities. Although income is considered in the section of securities, the Fund is not designed for investors whose primary investment objective is income. The fund invests principally in securities of U.S. issues. However, it may invest up to 25% of its total assets in non-US issuers.

     Dreyfus Appreciation Fund - This fund's primary investment objective is to provide the investor with long-term capital growth consistent with the preservation of capital. Current income is a secondary investment objective. Under normal market conditions, the fund will invest principally in common stocks of domestic and foreign issues. Typically, the fund will invest at least 80% of its net assets in common stocks. The Fund may invest up to 10% of the value of its assets in securities of foreign governments and foreign companies which are not publicly traded in the United States. Under adverse market conditions, the fund will invest all of its assets in money market instruments.

     Dreyfus Small Co. Value Fund - This fund's investment objective is capital appreciation. It seeks to achieve this by investing principally (65%) in a portfolio of publicly-traded equity securities of domestic and foreign issuers which are characterized as "value" companies according to criteria established by the Dreyfus Corporation. In general, companies with relatively low price to book ratios, low price to earnings ratios, or higher than average dividend payments in relation to price are "value" companies.

     Janus Worldwide Fund - This fund is a diversified fund that seeks long-term growth of capital by investing primarily in common stocks of foreign and domestic issuers of any size. Normally it invests in issuers from at least five different countries, including the United States. The fund may invest in fewer than five countries and at times a single country.

     Vanguard Index 500 Fund - This fund seeks to match, as closely as possible, the performance of the Standard & Poor's 500 Composite Stock Price Index, which emphasizes stocks of large U.S. companies. This portfolio is intended to be a long-term investment vehicle.

Funds prior to July 1, 1997 were as follows:

     Money Market Fund - This fund invests in fixed income securities, 80% of which will mature within 90 days and 20% which will mature within one year. This fund's objective is to provide maximum protection of principal value with a yield consistent with short-term interest rates.

     Bond Fund - This fund invests in a diversified mix of investment-quality, fixed income securities. The overall sensitivity of the portfolio's value to changes in interest rates is similar to that of the bond market as a whole. The fund's objective is to provide an above-average investment return consistent with the protection of principal value. An individual choosing this fund should be willing to accept some fluctuation in market value for capital appreciation opportunities.

     Large Cap Stock Fund - This fund invests in well-established, high quality companies with large capitalizations (generally greater than $500 million). The stocks are chosen for their above average potential for capital appreciation and dividend growth.

     Small Cap Stock Fund - This fund invests exclusively in non-U.S. market across a wide range industries and companies. Fund investments include companies in large, well-established countries well as in some of the world's emerging markets.

     International Fund - this fund invests exclusively in non-U.S. markets across a wide range of industries and companies. Fund investments include companies in large, well-established countries as well as in some of the world's emerging markets.

     WSFS Financial Common Stock Fund - This fund invests solely in shares of the common stock issued by WSFS Financial Corporation. This fund was in place prior to July 1, 1997 and continues to be in use.

The Loan fund is used solely to hold principal and interest payments on outstanding loans and is not an investment alternative for contributions. However, amounts paid on outstanding loans are allocated to the available investment funds in a manner consistent with the participant's individual investment elections.

         Administrative expenses:

Expenses relating to the administration of the Plan are paid by WSFS Financial Corporation. Costs incurred by the Plan relating to voluntary removal of funds in the form of loan proceeds or withdrawals are borne by the Plan participants.

Note 2 - Summary of Significant Accounting Policies:

     Basis of presentation:

The accompanying financial statements are prepared on the accrual basis of accounting. Revenues and expenses are recognized when earned or incurred in accordance with generally accepted accounting principles.

     Investment in securities:

Investments in short-term securities are valued at cost which approximates market. Investments in mutual funds are valued at the net asset value of the fund which is based on the quoted year-end market value of securities held by the fund. WSFS Financial Corporation common stock is valued at the year-end market price.

     Revenue recognition and method of accounting:

The Plan records all transactions on an accrual basis. Investment income is recorded as earned. The Plan calculates realized gains and losses and unrealized appreciation and depreciation as the difference between market value and cost; IRS Form 5500 calculates realized gains and losses and unrealized appreciation and depreciation as the difference between market value at time of sale and market value at the prior period year end.

     Fund accounting for income:

The mutual funds invest interest and dividend income within the fund to purchase more fund assets rather than distribute the income among investors in the fund.

Note 3 - Investments

The following table presents the fair values of investments. The investments in the funds listed below represent the Plan's undivided interest in the corresponding mutual funds maintained by the Trustee.


                                                                                               December 31,
                                                                                          1997            1996
                                                                                       ----------    --------------
Schwab Institutional Advantage Money Fund .................................           $ 1,215,328                 -
Cash and cash equivalents .................................................                24,204                 -
                                                                                       ----------    --------------
                                                                                      $ 1,239,532                 -
                                                                                       ----------    --------------

Strong Government Securities Fund (1997 - 86,937 units)....................           $   934,568                -
                                                                                      -----------   --------------

Oakmark Fund (1997 - 39,366 units) ........................................           $ 1,590,787                 -
                                                                                       ----------    --------------

Dreyfus Appreciation Fund (1997 - 45,372 units) ...........................           $ 1,469,158                 -
                                                                                       ----------    --------------

Dreyfus Small Company Value Fund (1997 - 51,287 units) ....................           $1,080,625                  -
                                                                                     -----------     --------------

Janus Worldwide Fund (1997 - 15,769 units).................................               595,762                 -
                                                                                     ------------    --------------

Vanguard Index 500 Fund (1997 - 2,339 units)...............................           $   210,631                 -
                                                                                      -----------    --------------

Money Market Fund:
       Wilmington Trust Company Money Market Fund                                               -        $1,173,847
       Cash and cash equivalent                                                                 -            27,521
                                                                                      -----------    --------------
                                                                                                -        $1,201,368
                                                                                      -----------    --------------
Bond Fund:
       Wilmington Trust Company Employee Benefit Strategic
             Fixed Income Fund (1996-55,752 units).........................                     -          $905,415
                                                                                      -----------    --------------

Large Cap Stock Fund:
       Wilmington Trust Company Value Equity Collective Fund
             (1996 - 33,608 units).........................................                     -        $1,208,548
       Wilmington Trust Company Growth Equity Collective Fund
             (1996 - 26,259 units) ........................................                     -         1,119,689
                                                                                      -----------    --------------
                                                                                                -        $2,328,237
                                                                                      -----------    --------------
Small Cap Stock Fund:
       Wilmington Trust Company Small Cap Portfolio Collective
             Fund (1996 - 41,841 units) ...................................                     -        $  980,752
                                                                                      -----------    --------------



International Stock Fund:
       Wilmington Trust Company International Equity Collective
             Fund (1996 - 20,670) .........................................                     -       $   510,954
                                                                                      -----------    --------------

WSFS Financial Common Stock Fund:
       WSFS Financial Corporation common stock (1997 - 482,983
             shares; 1996 - 500,600 shares) ...............................            $9,659,660        $5,100,113
                                                                                      -----------    --------------

             Total investments ............................................           $16,780,723       $11,026,839
                                                                                      ===========    ==============


During the three year period ended December 31, 1997, the Plan's investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in value as follows:



                                                               Strong
                                                             Government                       Dreyfus          Dreyfus
                                                             Securities        Oakmark     Appreciation      Small Value
                                                                Fund            Fund           Fund           Co. Fund
                                                              --------       ----------   --------------    ------------

     1997
Net realized gain on sales of investments............        $    2,557       $   5,463        $   5,134     $   16,110
Net change in unrealized appreciation
      (depreciation) of investments..................            20,248          40,643           39,690         43,967
                                                             ----------       ---------        ---------    -----------
                                                             $   22,805       $  46,106           44,824     $   60,077
                                                             ==========       =========        =========     ==========





                                                              WSFS
                                                            Financial          Janus         Vanguard
                                                             Common          Worldwide         Fund
                                                            Stock Fund         Fund          Index 500      Total
                                                            ----------    --------------     ---------     --------

     1997
Net realized gain on sales of investments............       $  155,493        $     795     $     529    $  186,081
Net change in unrealized appreciation
      (depreciation) of investments..................        4,669,979          (39,581)        6,473     4,781,419
                                                            ----------        ---------     ---------    ----------
                                                            $4,825,472        $ (38,786)    $   7,002    $4,967,500
                                                            ==========        =========     =========    ==========



                                                                Bond              Large Cap        Small Capital
                                                                Fund                Fund                Fund
      1996
Net realized gain on sales of investments............       $    23,489           $  116,497          $   63,018
Net change in unrealized appreciation
      (depreciation) of investments..................            (3,245)             321,168             118,275
                                                            -----------           ----------          ----------
                                                            $    20,244           $  437,665          $  181,293
                                                            ===========           ==========          ==========
     1995

Net realized gain on sales of investments............       $     5,181           $   37,823          $   19,400
Net change in unrealized appreciation
      (depreciation) of investments..................           150,846              413,575             133,593
                                                            -----------           ----------          ----------
                                                            $   156,027           $  451,398          $  152,993
                                                            ===========           ==========          ==========




                                                               WSFS
                                                             Financial
                                                               Common           International
                                                            Stock Fund              Fund              Total
      1996
Net realized gain on sales of investments............        $  337,017             $ 13,719       $   553,740
Net change in unrealized appreciation
      (depreciation) of investments..................            72,822               30,883           539,903
                                                             ----------             --------        ----------
                                                             $  409,839             $ 44,602        $1,093,643
                                                             ==========             ========        ==========
     1995

Net realized gain on sales of investments............        $   78,397             $  3,304        $  144,105
Net change in unrealized appreciation
      (depreciation) of investments..................         2,202,363               35,642         2,936,019
                                                             ----------             --------        ----------
                                                             $2,280,760             $ 38,946        $3,080,124
                                                             ==========             ========        ==========

Note 4 - Income Tax Status:

The Plan administrator has obtained a tax determination letter requesting exemption from income tax under section 401(k) of the Internal Revenue Code. Accordingly, no provision for income tax is included in the accompanying financial statements.

Note 5 - Description of Priorities Upon Plan Termination:

Although WSFS Financial Corporation has not expressed any intention to terminate the Plan, it may do so at any time. In the event of a termination, each participant will receive a total distribution equal to their vested share of each of the funds. All unvested Employer contributions revert to the Employer in the event of a plan termination.

                                                                      Schedule I

                           WSFS FINANCIAL CORPORATION
                       401(k) SAVINGS AND RETIREMENT PLAN
            Item 27a: Schedule of Assets Held for Investment Purposes
                              at December 31, 1997
                           (Supplemental Information)

 Shares or                                                                                        Current
Face Amount                  Description of investment                              Cost           Value
-----------                  -------------------------                            ----------    -----------

     1,215,328      Schwab Institutional Advantage Money Fund ...........         $1,215,328    $ 1,215,328
                    Uninvested cash .....................................             24,204         24,204
                                                                                  ----------    -----------
                                                                                   1,239,532      1,239,532
                                                                                  ----------     ----------
        86,937      Strong Government Securities Fund....................            914,320        934,568
                                                                                  ----------     ----------


        39,366      Oakmark Fund.........................................          1,550,144      1,590,787
                                                                                   ---------      ---------

        45,372      Dreyfus Appreciation Fund ...........................          1,429,468      1,469,158
                                                                                   ---------     ----------

        51,287      Dreyfus Small Company Value Fund ....................          1,036,657      1,080,625
                                                                                  ----------     ----------

        15,769      Janus Worldwide Fund ................................            635,344        595,762
                                                                                  ----------    -----------

         2,339      Vanguard Index 500 Fund .............................            204,158        210,631
                                                                                  ----------    -----------

       482,983      WSFS Financial Common Stock Fund.....................          6,761,322      9,659,660
                                                                                  ----------    -----------

                    Loan Fund:
                    Loans to participant.................................            623,716        623,716
                                                                                  ----------    -----------

                    Total................................................         $14,394,661   $17,404,439
                                                                                  ===========   ===========

                                   Schedule II
                           WSFS FINANCIAL CORPORATION
                       401(k) SAVINGS AND RETIREMENT PLAN
                  Item 27d: Schedule of Reportable Transactions
                           (Supplemental Information)

 (single transaction or series of transactions in one issue aggregating
       5% or more of the market value of plan assets at January 1, 1997)

                      For the Year Ended December 31, 1997


                                                                                                      Number of        Number of
     Name of party and                                         Sales                                Purchases and      Sales and
                                                    --------------------------
   Description of assets       Purchases            Cost              Proceeds      Gains/(Loss)      Issuances        Redemption
   ---------------------       ---------            ----              --------      ------------    -------------      ----------

 Series of transactions:

 Dreyfus Appreciation          $1,619,769         $190,299            $195,436      $    5,137             52               55
   Fund

 Dreyfus Small Co.             $1,255,883         $219,228            $235,338      $   16,110             43               54
   Value Fund

 Janus Worldwide               $  715,874         $ 80,527           $  81,322      $      795             41               41
   Fund

 Oakmark Fund                  $1,766,428         $216,288            $221,752      $    5,464             51               50

 Advantage Money               $1,527,650         $288,122            $288,122      $        -             49               105
   Fund

 Strong Government             $1,106,333         $192,014            $194,569      $    2,555             48               43
   Securities Fund

 WSFS Common                  $   681,446         $630,723            $786,212      $  155,489             44               55
   Stock Fund


                  Item 27d: Schedule of Reportable Transactions
                     (Supplemental Information - Continued)


                                                                                                      Number of        Number of
     Name of party and                                         Sales                                Purchases and      Sales and
                                                    --------------------------
   Description of assets       Purchases            Cost              Proceeds      Gains/(Loss)      Issuances        Redemption
   ---------------------       ---------            ----              --------      ------------    -------------      ----------



 Transfer of Assets as a single transaction:

 WTC - MM                          N/A          $1,236,499          $1,236,499               -              -               1

 WTC Bond                          N/A             889,569             889,569               -              -               1

 WTC Value                         N/A           1,470,365           1,470,365               -              -               1

 WTC Growth                        N/A           1,420,945           1,420,945               -              -               1

 WTC Small Cap                     N/A           1,041,853           1,041,853               -              -               1

 WTC International                 N/A             594,519             594,519               -              -               1

 WSFS Common                       N/A             289,259             289,259               -              -               1
